June 22, 2006

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Amendment No. 3 to Form SB-2 File No. 333-131542

Dear Mr. Riedler:

Today we filed our third Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of June 6, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Summary, page 1

1.
Please refer to the first comment in our last letter in which we asked you to revise the discussion of the revenues earned by the facilities you manage for third parties to explain the significance of this measure and the significance of the combined revenues of facilities you own and facilities you manage. We asked you to clarify how the revenues recognized by the facilities you manage for third parties affect your revenue. We noted your statement that the long-term care facilities you own had annual revenues of $21,900,360. We also asked you to disclose the revenues you recognized for managing facilities for third parties as well as where this amount appears on your income statement. In your response you indicate that you have deleted the discussion regarding revenues earned from facilities that you manage for third parties. However, the discussion we commented on remains in your document exactly as it appeared in the first amendment. Accordingly, we reissue the comment. Please note that we do not believe that deletion of a discussion of the revenue you receive from facilities you manage for third parties is an appropriate response to this comment. Please explain how the revenues earned by facilities you manage result in revenues for you. For example, are your management fee based on a percentage of these revenues, a percentage of profits, or are they determined using some other calculation. Please quantify the revenues you earned based on the third parties’ revenues of $39,048,000.

We have revised the summary page beginning on page 1 of the Registration Statement to delete all revenue information. In the place of the revenue information, we have included a detailed discussion of the operation of our two business segments and how income/losses are generated within those business segments.

2.
Additionally, discussions of revenues should be balanced with a discussion of net income or net losses and expenses. You need to provide a balanced discussion of your financial condition. It is not appropriate to selectively discuss specific aspects of your finances. If you discuss your revenues in the summary, we think you also need to discuss you net losses and expenses in order to provide a balanced picture.

Please see response to item 1 above.

3.
In light of your losses and existing defaults on some of the covenants in your debt agreements, we think you need to balance your discussion of your goals in the next to last paragraph of the summary with an equally detailed discussion of the potential impediments to your achievement of these goals. Please revise the disclosure accordingly.

As indicated with respect to item 1 above, we have revised the summary beginning on page one of the registration statement. The third and fourth paragraphs of the new language which we added explain the historic financial position of the Company and the steps that are being taken to improve operations and parties.

4.
Under “Use of Proceeds” on page 2, please delete the phrase “our only recently having achieved profitable operations.” We note that you had losses in 2005 and that your net income in 2003 and 2004 was due primarily to the gain recognized on the sale of real property.

Per our discussions, the “only recently having achieved profitable operations” language is not included anywhere within the Registration Statement.

Capitalization, page 14

5.
Refer to your response to comment 3. Please explain to us why the increase in equity in the line item “Common Stock” does not agree with the “Net Proceeds” disclosed in the “Use of Proceeds” portion of this document.

There was a typographical error within Amendment 2 which has been corrected in Amendment 3. This section, along with the “Use of Proceeds” sections has also been revised to reflect a reduction in the fees to be paid to the underwriter.

Management’s Discussion and Analysis, page 15

Overview, page 15

6.
We think you need to expand this discussion to include an explanation of how you generate revenue in each of your several segments. Also, please include a table that shows how much revenue was generated by each segment. The table should also include the expenses attributable to each segment, the net income of each segment and any other information necessary to show the financial contributions each segment makes to your overall financial condition.

We have included new language in the third paragraph on page 16 of the Registration Statement which better explains the methods by which the registrant generates revenue. A table showing the net income (loss) of our business segment immediately follows this paragraph.

7.
In the second full paragraph of page 16 you state that your history of operating losses is primarily due to start-up costs and developing assisted living properties for your own account. Please disclose when you made the decision to change your focus and quantify the impact of that decision.

We have included a new paragraph, immediately following the table referenced with respect to item 6 above, which explains the change of business focus beginning in 2003 and the resulting impact on the financial performance of the Company.

Liquidity and Capital Resources, page 19

8.
Please expand the discussion at the top of page 22 of your failure to comply with certain financial covenants with WesBanco. Please identify the financial covenants you are not in compliance with. Disclose what the specific covenants require, and what your current status is in regards to each of them.

We have included new language beginning on page 22 of the Registration Statement identifying financial covenants that are/were out of compliance and the current status of those covenants.

Cash Flow, page 24

9.
Refer to your response to comment 4. We noted that the discussion of cash flows comparing fiscal 2005 to fiscal 2004 is no longer provided. Please revise your liquidity discussion to include a discussion of cash flows for each of the last two fiscal years. Refer to Item 303(b)(1)(ii) of Regulation S-B.

We have revised the discussion of Cash Flow beginning on page 25 to include a comparison of 2005 and 2004.

Business, page 25

10.
Please revise to explain the differences between owning facilities and managing them for third parties. At a minimum, the discussion should address how your revenues for managed facilities are determined and whether expenses are paid by you or the third party owners.

We have added a new paragraph beginning on page 29 of the Registration Statement that explains the difference in revenues between the various components of our two business segments as well as the differences between our two business segments.

Security Ownership of Certain Beneficial Owners and Management, page 44

11.
In comment 5 we asked you to identify, in the registration statement, the natural person possessing voting and investment rights over the securities held by Capital City Partners, LLC. Your response indicates that it is included in footnote 8 on page 45. However, the footnote does not contain this information. Please revise the disclosure as we previously requested.

We have revised footnote 8 on page 50 of the Registration Statement to clarify that Timothy Crawford, CEO of CCSM Partners, LLC, the manager of Capital City Partners, LLC, is the individual responsible for voting those shares.

Alternate Prospectus Pages

12.
We remind you again that the blank spaces here must be completed prior to any request for effectiveness of the registration statement. Please include this information in your next amendment. You need to allow sufficient time for the staff to review this information prior to submitting your acceleration request.

We have included information as to the names of the prospective sellers. The remaining information will be added prior to requesting effectiveness.

Financial Statements, page F-1

Consolidated Statements of Changes in Owner’s Equity, page F-5

13.
Refer to your response to comment 9. Please note that exposure drafts do not represent authoritative literature. Until the point in time that the exposure draft becomes approved, the current literature would appear to be paragraphs 14 and A5-A7 of SFAS 141. Please provide to us your analysis of the impact that applying current authoritative literature to these transactions would have to your financial statements.

The payments referenced in this comment were treated as equity transactions pursuant to paragraph 14 of FAS 141. These payments were all made to individuals/entities under common control. Paragraph 14 calls for transactions with entities under common control to be treated as equity transactions. FAS 141, paragraph 11 provides that purchase accounting should not be applied to transactions between entities under common control.

Note 1. Description of Business, page F-8

14.
Refer to your response to comment 10. Your assertion that this “is a contingent obligation, outside the control of the Company which is not certain to occur” does not appear to be a sufficient argument under the authoritative literature cited in our previous response. Please provide a detailed analysis of all of the authoritative guidance separately, and demonstrate how you determined that the option to purchase the Van Wert interests does or does not fall under the guidance. If you should determine that the options do fall under one of the guidance, please tell us how your accounting and disclosure complies with the guidance, or provide proposed language clarifying this fact. Further, if you decide that there is authoritative literature that is more applicable, please cite that literature and demonstrate how you have complied with it.

The Company evaluated the obligation to offer to purchase the Van Wert interests as a potential imbedded derivative pursuant to the guidance in FAS 133. The Company has concluded that the offer is tantamount to an option and, as such, is subject to derivative accounting. The Company further concluded that because there is no obligation on the part of the interest holder to agree to sell the interest, and the purchase price will be fair value at the time of the offer, there is no value or cost to the Company associated with the option. The purchase price will be at fair value as the contract calls for the price to be the greater of original cost or fair value at the date of the offer. The primary underlying asset of Van Wert is as a long term care facility, including title to the real property. The company developed and built the facility in 1999 and currently operates it. Based on management’s knowledge of the long term care and real estate markets in which it operates, recent sales and appraisals of comparable properties, and an analysis of current replacement cost, they concluded that fair value currently exceeds cost and is expected to continue to do so. As a result, there is no fair value inherent in the option and therefore no accounting implication beyond disclosure in the notes to financial statements. The Note has been changed to include a discussion of the derivative accounting treatment.

Note 4. Discontinued Operations, page F-19

15.
Refer to your response to comment 12. Please provide to us a more detailed analysis of whether consummation as defined by paragraph 6 of SFAS 66 has been achieved. In particular, address the impact that the failure to transfer legal title to the property has on this determination.

A “land contract” is a legal mechanism which provides for the automatic transfer of title once all payments have been received by the seller. At that time, the act of transferring title is perfunctory, as it occurs as a matter of law. The essence of a land contract is the sale of property with seller financing with the real property as collateral. As a result, the Company believes that at the time this transaction was executed, it met the definition of a “consummated sale” in FAS 66 paragraph 6.

Note 6. Note Receivable, page F-21

16.
Refer to your response to comment 13. Please explain to us in greater detail how you determined the amount that you feel will be ultimately realized in relation to this note receivable. Explain how the fair value of these assets and the amount of the debt referenced in your prior response factor into the amount recorded in this allowance.

As we have indicated previously, the Company received an MAI appraisal of the facility on November 28, 2005, showing a market value of $2,650,000. As of December 31, 2005, the mortgage on the property is approximately $2,000,000. In addition, the appraisal which was prepared did not value the property as an assisted living facility but only valued the real estate. The appraiser who performed the 2005 valuation has advised the Company (which advice is consistent with other appraisals that have been obtained on its other properties) that valuing the property as an assisted living facility would increase the value by 10% to 15%. Increasing the 2005 valuation by 10% results in a value of the property of $2,915,000. Therefore, based on the appraisal and discussions with the appraiser, the Company believes that the property has a net equity of approximately $900,000. The Company has also received a personal guaranty James Mueller who is the owner of the partnership interest and the manager of the property. Finally, as previously indicated, the Company has entered into a ten year lease with respect to a portion of this facility at a rate of $3,000 per month in which the Company will locate an office for its home health care business. The value of this lease is $360,000 over its term. Until such time as the note is repaid, lease payments will not be made by the Company but a credit in the amount of $3,000 per month will be applied against the loan balance. Therefore, as a result of the lease, even if no other payments are made on the note, the principal balance will be reduced by $360,000 over a 10-year period as a result of the lease. Based on the foregoing factors, if the Company were required to call the note and sell the property (assuming selling costs of approximately $100,000) there would be approximately $800,000 left in equity in the property to satisfy the Company obligation. Additional comfort is provided by the personal guaranty of Mr. Mueller and the value of the lease adds an addition $360,000 to the Company security. Based on $900,000 in equity in the property, the personal guaranty and the $360,000 value of the lease, the Company believes that the carrying value of the note receivable in the amount of $712,436 is reasonable given the value of these assets.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith